Ropes & Gray LLP

One Embarcadero Center, Suite 2200

San Francisco, CA 94111

April 29, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Ms. Michelle Roberts

Re:	Post-Effective Amendment No. 8 to Registration Statement on Form N-1A of RS Variable Products Trust filed on February 27, 2009 (File Nos. 333-135544 and 811-21922)

Dear Ms. Roberts:

This letter responds to comments provided orally by you to the undersigned on March 26, 2009, relating to Post-Effective Amendment No. 8 to the registration statement of RS Variable Products Trust (the “Registrant”) on Form N-1A. Post-Effective Amendment No. 8 relates to RS Money Market VIP Series, RS Core Equity VIP Series, RS MidCap Opportunities VIP Series, and RS Equity Dividend VIP Series, each a series of the Registrant (each, a “Series,” and, collectively with the other series of the Registrant, the “Series”).1 For convenience of reference, the Securities and Exchange Commission (the “SEC”) staff’s comments have been summarized before each response.

Prospectus of RS Equity Dividend VIP Series

1.     Comment: The Principal Investments section of this Prospectus states that the Series may invest in companies of any style. Please consider disclosing in Investment Style Risk in the Principal Risks section the risks that may be associated with the Series pursuing a growth or value investment style.

[1]	The names of RS Core Equity VIP Series and RS MidCap Opportunities VIP Series will be changed to RS Large Cap Alpha VIP Series and RS Mid Cap Growth VIP Series, respectively, effective as of May 1, 2009. This letter refers to these Series by their new names.

Response: RS Equity Dividend VIP Series is a “core” fund and does not pursue strictly a growth or value investment style. The Investment Style Risk for this Series states that a mutual fund pursuing a dividend-oriented investment strategy may at times underperform other mutual funds that invest more broadly or that have different investment styles. We respectfully submit that this disclosure is an accurate reflection of the Investment Style Risk applicable to the Series.

2.     Comment: The Principal Investments section of the Prospectus states that the Series may make investments in real estate investment trusts (“REITs”) and may invest a portion of its assets in master limited partnership (“MLP”) units. Please consider disclosing in the Principal Risks section the risks associated with REITs and MLPs.

Response: The following risk has been added to the Principal Risks section of the Series’ Prospectus:

Real Estate Investment Trust Risk

The risks associated with investments in REITs are similar to those associated with direct investments in real estate, including volatility in the housing or commercial real estate market or other adverse economic conditions that affect real estate investments.

In addition, Natural Resources Investment Risk, which is listed in the Principal Risks section of the Series’ Prospectus, has been revised as follows:

Natural Resources Investment Risk

Investments in companies in natural resources industries can be significantly affected by (often rapid) changes in supply of, or demand for, various natural resources. They may also be affected by changes in energy prices, international political and economic developments, environmental incidents, energy conservation, the success of exploration projects, changes in commodity prices, and tax and other government regulations. The Series may invest in MLPs, which are limited partnerships in which ownership units are publicly traded. Investments in MLPs are generally subject to many of the risks that apply to partnerships. For example, holders of the units of MLPs may have limited control and limited voting rights on matters affecting the partnership. There may be fewer corporate protections afforded investors in an MLP than investors in a corporation. The Series’ investments in MLPs may be limited by its intention to qualify as a regulated investment company under the Internal Revenue Code, and it is possible that such investments could cause the Series to fail to qualify for favorable tax treatment under the Code.

3.     Comment: Please revise the annual return bar chart to reflect that the performance is that of the Class II shares of the Series.

Response: The requested revision has been made.

4.     Comment. Please revise the Average Annual Total Return table in Appendix A to provide, if applicable, one-year, five-year, ten-year, and since-inception performance.

Response: Appendix A has been removed from the Prospectus of RS Equity Dividend VIP Series.

Appendix A to Each Prospectus with Such Appendix

5.     Comment: Please confirm supplementally whether the investment strategies of the other accounts in the Strategy Composite (as defined in Appendix A) are substantially similar to those of the Series. If correct, please consider disclosing that the investment strategies of the accounts in the Strategy Composite are substantially similar to the investment strategies of the Series.

Response: We confirm that for each Series the investment strategies of the other accounts in the Strategy Composite are substantially similar to those of such Series. The following sentence in Appendix A of the Prospectus of RS Value VIP Series has been revised as shown below, and corresponding changes have been made to the Prospectuses of each Series with a similar Appendix A:

RS Investments, the investment adviser of the Series, also acts as investment adviser to 22 separately managed accounts and RS Value Fund, a mutual fund series of RS Investment Trust, each of which has investment objectives, strategies, and policies that are substantially similar to those of the Series (together, the “Strategy Composite”).

6.     Comment: Please confirm supplementally that for each Appendix A the Strategy Composite includes all accounts that are substantially similar to the relevant Series.

Response: We confirm that each Strategy Composite includes all accounts that are substantially similar to the relevant Series.

7.     Comment: Please disclose that the supplemental performance information in Appendix A may not be indicative of future performance.

Response: The following sentence in Appendix A of the Prospectus of RS Value Series has been revised as shown below, and corresponding changes have been made to the Prospectuses of each Series with a similar Appendix A:

The supplemental performance information is provided to illustrate the past performance of RS Investments in managing accounts in the Strategy Composite as measured against a specified market index. The supplemental performance information ~~and~~ does not represent the performance of the Series and may not be indicative of future performance.

8.     Comment. Please consider adding a statement in each Appendix A to the effect that taking into account fees and expenses for variable annuity contracts and variable life insurance policies would lower the performance of the Strategy Composite.

Response. The following sentence in Appendix A of each applicable Prospectus has been revised as shown below:

The performance of the Strategy Composite has been adjusted for the level of expenses that is expected to be borne by shareholders of Class II shares of the Series. The returns in the table do not reflect the fees and expenses relating to any variable annuity contract or variable life insurance policy that offers the Series. If they did, the returns would be lower than those shown.

9.     Comment. Please state supplementally whether each Series and component of the relevant Strategy Composite, including the corresponding mutual fund of RS Investment Trust (the “Retail Fund”), have had the same portfolio managers since the inception of the Strategy Composite.

Response. RS Investments has been the investment adviser for each Series and component of the Global Natural Resources and Value Strategy Composites included in the various appendices since their inception. For the Global Natural Resources Strategy Composite, Andrew Pilara Jr. has been a portfolio manager of RS Global Natural Resources VIP Series, its corresponding Retail Fund, and the separate accounts included in the Series’ Strategy Composite since the inception of the Series’ Strategy Composite on November 15, 1995. Additional portfolio managers have been added to the portfolio management team over time.

For the Value Strategy Composite, at least one current portfolio manager has been a portfolio manager for the various components of the Strategy Composites since at least 2001.

The supplemental performance included in Appendix A of RS Mid Cap Growth VIP Series and RS Technology VIP Series has been removed from such Series’ Prospectus. As mentioned previously, the supplemental performance included in Appendix A of RS Equity Dividend VIP Series also has been removed from the Series’ Prospectus.

The following sentence has been added to Appendix A of the Prospectus of RS Value Series, and corresponding changes have been made to the Prospectuses of each Series with a similar Appendix A:

The portfolio management team of the Series, RS Value Fund, and the separately managed account has changed from time to time, and changes in the portfolio management team in the past or in the future may have affected, or may affect, the performance of these accounts.

Appendix A to RS Mid Cap Growth VIP Series

10.   Comment. Please explain supplementally on what authority the Registrant is comfortable disclosing the performance of RS Mid Cap Growth Fund separate from the Strategy Composite as a whole in the Average Annual Total Returns table in Appendix A.

Response. As mentioned previously, the supplemental performance included in Appendix A of RS Mid Cap Growth VIP Series has been removed from the Series’ Prospectus. For the other Series for which this comment is still applicable, the row in the Average Annual Total Returns table in Appendix A showing the performance of the corresponding Retail Fund has been removed.

11.   Comment. Please consider including the sales load applicable to Class A shares in the footnote to the Average Annual Total Returns table in Appendix A that discloses the actual performance of Class A shares of RS Mid Cap Growth Fund.

Response. For all Series for which this comment is applicable, since the row in the Average Annual Total Returns table in Appendix A showing the performance of the corresponding Retail Fund has been removed, the footnote to the table no longer includes the actual performance of the corresponding Retail Fund.

12.   Comment. Please explain supplementally whether the actual performance of the Strategy Composite, which is shown net of any fees and expenses in a footnote to the Average Annual Total Returns table in Appendix A, reflects the deduction of sales load.

Response. For all applicable Series, the sentence in the footnote disclosing the actual performance of the Strategy Composite net of any fees and expenses has been removed.

Should you have any questions, please do not hesitate to call me at (415) 315-6302. Thank you for your assistance.

Very truly yours,

/s/ Matthew Gaarder-Wang

Matthew Gaarder-Wang

cc:	Benjamin L. Douglas, RS Variable Products Trust

Timothy W. Diggins, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP